Next Technology Holding Inc.

December 9, 2024

Division of Corporation Finance Office of Technology

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Next Technology Holding Inc. Forms 10-K and 10-K/A for the Fiscal Year Ended December 31, 2023 Form 10-Q for the Quarterly Period Ended September 30, 2024 File No. 001-41450

Dear Sir/Madam,

We hereby respectfully submit this letter setting forth the responses to the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to (i) the Quarterly Report on Form 10-Q of Next Technology Holding Inc. (formerly known as WeTrade Group Inc.) (the “Company” or “we”) for the quarter ended September 30, 2024 originally filed on November 15, 2024 (the “Q3 10-Q”), (ii) the Quarterly Report on Form 10-Q of the Company for the quarter ended June 30, 2024 originally filed on August 21, 2024 (the “Q2 10-Q”) and amended on September 20, 2024, and (iii) the Quarterly Report on Form 10-Q of the Company for the quarter ended March 31, 2024 originally filed on May 20, 2024 and amended on September 12, 2024 (the “Q1 10-Q”). For your convenience, the Staff’s comments set forth in the comment letter of the Staff are repeated below in bold and italics, followed in each case by our responses.

Please note that, unless otherwise indicated, all references to page numbers in the responses below are references to the page numbers in the Amendment No.1 to Q3 10-Q (the “Q3 10-Q Amendment”), filed concurrently with the submission of this letter. Capitalized terms used herein without definition shall have such meanings ascribed to them in the Q3 10-Q Amendment.

We plan to file the Amendment No. 2 to Q2 10-Q (the “Q2 10-Q Amendment”), and Amendment No. 2 to Q1 10-Q (the “Q1 10-Q Amendment”) this week.

Form 10-Q for the Quarterly Period Ended September 30, 2024

Note 8. Prepayments, page 13

1.	We note your revised disclosures in response to prior comment 1. Please address the following:

●	Revise to disclose that the BTC Sellers are not a party to the BTC Contract and are under no legal obligation to sell their BTC holdings to the Association Seller.

●

Reconcile your disclosure that states the Amended BTC Contract does not have a fixed term with Section 2.2 of the September 24, 2024 Amended and Restated BTC Trading Contract, which indicates transactions must be completed within 12 months of the Effective Date.

●	Considering BTC sellers do not have any legal obligation to sell their BTC holdings to the company, explain the relevance of Schedule I in the September 24,2024 Amended Contract, which appears to imply these are the designated sellers of BTC.

Response:

●	In response to the Staff’s comments, we have revised our disclosure on pages 12 and 13 of the Q3 10-Q Amendment. We will revise Q1 10-Q Amendment and Q2 10-Q Amendment, accordingly.

●	In response to the Staff’s comment, we have revised our disclosure on page 12 of the Q3 10-Q Amendment. We will revise Q1 10-Q Amendment and Q2 10-Q Amendment, accordingly.

●	In response to the Staff’s comment regarding the relevance of Schedule I, we respectfully advise that, to our knowledge, the Association Seller entered into a cooperation agreement (the “Cooperation Agreement”) with all of the BTC sellers set forth on Schedule I of the Amended BTC Contract (collectively, the “Schedule I BTC Sellers”) on the same day when the Amended BTC Contract was entered. Under the Cooperation Agreement, each Schedule I BTC Seller agrees to transfer a specified number of BTC (as set forth in the Cooperation Agreement) to a BTC wallet address designated by the Association Seller for the transactions contemplated under the Amended BTC Contract. Therefore, Schedule I is included as part of the Amended BTC Contracts to identify the specific BTC Sellers to which the Company will issue its shares of common stock and warrants in exchange for the BTCs sold by such BTC Sellers. We acknowledge that this is subject to the consummation of the purchase under the Amended BTC Contract and the corresponding transfer under the Cooperation Agreement, in accordance with their respective terms. Accordingly, we have revised our disclosure on page 11 of the Q3 10-Q Amendment. We will revise Q1 10-Q Amendment and Q2 10-Q Amendment, accordingly.

Item 5. Other Information, page 22

2.	We note your proposed revised disclosures in response to prior comment 2. Please tell us, and revise your disclosures as necessary to clarify, whether “Party B (Seller)” in the Bitcoin Option Contract dated May 2, 2024 legally owns the virtual currency or whether Party B is also an Autonomous Organization similar to your BTC Trading Contract.

Response: Party B, the seller in the Bitcoin Option Contract dated May 2, 2024, is the same organization referenced in the BTC Trading Contract. We have revised our disclosure on page 23 of the Q3 10-Q Amendment. We will revise Q1 10-Q Amendment and Q2 10-Q Amendment, accordingly.

General

3.	As previously requested in our prior comment 4, please revise both the March 31, 2024 and June 30, 2024 Form 10-Q/A filings to label all affected financial statements as restated and include a footnote describing the nature of each error and the effect of such errors on each financial statement line item. We refer you to ASC 250-10-50-7. Also, file an Item 4.02 Form 8-K to address the errors related to both the March 31, 2024 and June 30, 2024 financial statements and indicate that the previously issued financial statements should no longer be relied upon. We refer you to Instruction B to Form 8-K, which indicates that an Item 4.02 Form 8-K should have been filed within four business days after the occurrence of the event (i.e. your determination that the financial statements should no longer be relied upon).

Response: In response to the Staff’s comment, we will revise Q1 10-Q Amendment and Q2 10-Q Amendment accordingly, and file an Item 4.02 Form 8-K to address the errors related to both the March 31, 2024 and June 30, 2024 financial statements accordingly.

4.	We note the Forms 8-K filed on September 28, 2024, May 6, 2024 and September 27, 2024 related to the BTC Trading Contract and Bitcoin Option Contract (i.e. Exhibit 10.2 to the May 6, 2024 Form 8-K) were not all dated and signed, and did not identify the Seller. Revise to include signed and dated copies for each of the contracts and include the identification of Party B (Seller). In addition, please ensure that these agreements are listed in the exhibit index to your Form 10-K filings with the proper hyperlinks to where the exhibits can be found, and filed as an exhibit to the Form 10-Q in the period in which the contract was executed or becomes effective. We refer you to the Questions 146.02 and 146.05 to the Regulation S-K C&DIs.

Response: As discussed with the Staff during the call on December 3, 2024, we have uploaded the dated and fully executed BTC Trading Contract and Bitcoin Option Contract through the secured Kiteworks link sent by Accellion@sec.gov. In addition, we will ensure that these agreements are listed in the exhibit index to our Form 10-K and Form 10-Q filings with the proper hyperlinks.

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Thank you for your consideration in reviewing the above responses. If you have any questions or further comments, please contact the undersigned by phone at +852 67966335 or by e-mail at contact@nxtttech.com.

Very truly yours,

/s/ Eve Chan
Eve Chan

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